[VIA EDGAR]

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C.  20549

Re:	Biosource International, Inc. Form 10-K for the fiscal year ended December 31, 2004 (File No. 0-21930)

Dear Mr. Rosenberg:

We are writing on behalf of BioSource International, Inc. (“BioSource” or the “Company”) in response to your letter, dated April 26, 2005, regarding the Company’s Form 10-K for the year ended December 31, 2004.

To facilitate your review of the Company’s response, we are including your comments in italics, followed by each response.

Allowance for Inventory, pg. 17

Comment:	“1.

We noted your accounting policy regarding your reserve for 100% of the costs of manufactured antibody inventory. Please explain to us management’s basis for this policy and how it complies with GAAP, specifically Chapter 4 of ARB 43. Regarding this inventory to help us understand the effect of this estimate on your financial statements, please provide us a roll forward of the reserve from January 1, 2002 through December 31, 2004 showing the amount you charged to operations for each period in recording the reserve and the amount and nature of any other adjustments. Also provide us a schedule that shows the revenue and cost of sales related to this inventory that you recorded during each period. Finally, tell us where in the filing you provided information similar to that in the roll forward and for the revenue and cost of sales so that an investor can understand the effects of recording antibody inventory at a zero cost.

June 29, 2005

Response:

Historically, it was BioSource’s policy to fully reserve the cost of its manufactured antibody inventory.  In response to your comment letter the Company performed additional analysis of the actual loss experience associated with manufactured antibody inventory and concluded that the Company’s previous 100% reserve policy was not appropriate.

The effects of the adjustments to manufactured antibody inventory reserves on previously reported consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are summarized below:

	December 31,
	2004		2003
	As Previously		As Previously
	Reported	As Restated	Reported	As Restated
Balance Sheet:
Inventories, net	$7,535	$7,857	$9,074	$9,411
Deferred income taxes, net	1,947	1,822	2,363	2,229
Total current assets	22,342	22,539	21,694	21,897
Total assets	43,352	43,549	44,333	44,536
Accumulated deficit	(4,867)	(4,670)	(4,452)	(4,249)
Total stockholders’ equity	36,231	36,428	38,302	38,505
Total liabilities and stockholders’ equity	43,352	43,549	44,333	44,536

	Years Ended December 31,
	2004		2003		2002
	As Previously		As Previously		As Previously
	Reported	As Restated	Reported	As Restated	Reported	As Restated
Statement of Operations:
Cost of goods sold	20,315	20,330	19,058	19,177	15,325	15,306
Gross profit	24,067	24,052	22,201	22,082	21,711	21,730
Income from continuing operations	723	708	(1,344)	(1,463)	1,293	1,312
Provision (benefit) for income taxes	404	395	(670)	(714)	15	24
Income from continuing operations before other items	396	391	(750)	(825)	1,401	1,412
Net loss	(415)	(420)	(1,070)	(1,145)	(1,052)	(1,041)

The effect of the restatement adjustments to our consolidated balance sheet as of December 31, 2001 was to decrease accumulated deficit by $0.3 million.

On June 28, 2005, the Company filed Form 10-K/A Amendment No. 2 to reflect adjustments due to changes in the Company’s accounting policy for manufactured antibody inventory.  The Company has adopted the following accounting policy, which the Company believes more accurately reflects the application of generally accepted accounting principles and the actual loss experience incurred by the Company in connection with its inventory:

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value).  At each balance sheet date, the Company evaluates ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product, projections of future demand and age of inventory. If inventories on hand are in excess of forecasted demand, the Company provides appropriate reserves for such excess inventory. If the determination is made that inventory is obsolete, these inventories are reserved for in the period the determination is made. Inventories are shown net of reserves of $7.8 million and $9.4 million at December 31, 2004 and 2003, respectively.

Comment:	“2.

Please provide us an analysis explaining the period to period changes in cash flows from operating activities to enable us to understand the underlying reasons for period to period fluctuations as opposed to a discussion of a) the changes in the adjustments to reconcile net income (loss) to net cash provided by operating activities and b) changes in operating assets and liabilities.  Please refer to Section IV of the Securities and Exchange Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8350; 34-48960; FR 72).  Please tell us why you did not include this analysis in your filing or where in your filing you accomplish this objective.

Response:

In BioSource’s Form 10-Q for the quarter ended March 31, 2005 that was filed on June 28, 2005 (as well as in its Form 10-K/A Amendment No. 2 for the year ended December 31, 2004 reflecting restated financial statements, as described in our response to Comment 1), the Company has adopted an approach to its discussion of cash flows from operating activities in “Liquidity and Capital Resources” that is somewhat different from the approach adopted in previous Form 10-K and Form 10-Q filings of the Company.  While BioSource believes that much of the relevant information is provided in the Company’s previous filings, it understands that the modified approach and format reflected in the Company’s March 31, 2005 Form 10-Q filing are preferable from the perspective of the Securities and Exchange Commission (the “Commission”) and provide a clearer discussion of reasons for period-to-period fluctuations in cash flows from operating activities.

BioSource has included in its Form 10-K/A Amendment No. 2 for the year ended December 31, 2004 and in its Form 10-Q for the quarter ended March 31, 2005 disclosure language restating this modified approach as follows:

“Operating activities:  Cash flows from operating activities can fluctuate significantly from period to period, as net income (loss), tax timing differences and other items can significantly impact cash flows. In 2004 cash provided by operating activities was $4.7 million, an increase of $3.8 million from cash provided by operating activities in 2003.  The $3.8 million increase was primarily due to an increase in net income from continuing operations of $1.2 million primarily associated with increased sales, a $1.1 million net change in operating assets and liabilities and an increase in non-cash operating items of $1.4 million.  The increase in non-cash operating items was principally related to the effect of deferred taxes.   The increase in our cash flows from changes in our operating assets and liabilities was primarily due to improvement in working capital management driven by management’s continued efforts to reduce net inventory. In addition, cash flows increased as accounts payable and accrued expenses increased $1.0 million due to the timing of payments to vendors.  This was partially offset by an increase in accounts receivable of $0.8 million which was primarily associated with increases in sales between 2003 and 2004 and the issuance of $0.5 million of notes receivable in connection with the sale of our custom antibodies and peptides business.

In 2003 cash provided by operating activities was $0.8 million, a decrease of $2.4 million from 2002.  This change was primarily due to lower non-cash operating items of $3.4 million, which was partially offset by a lower 2003 loss from continuing operations of $0.2 million and a positive net change to our operating assets and liabilities of $0.8 million.  The increase in our cash flows from changes in operating assets and liabilities was primarily driven by improvement in working capital management driven by management’s efforts to reduce net inventory.  In addition, cash flow from income taxes improved $0.4 million in 2003 as a result of the realization of certain income tax receivables during the year.  This was partially offset by a decrease in accounts payable of $1.2 million, which was primarily due to the timing of payments to vendors.

Investing activities: The increase in net cash used in investing activities of $0.5 million in 2004 compared to 2003 resulted partially from a $0.2 million increase in our investments in production equipment to support the growth of the business.  In addition, in 2003 we generated proceeds from the sale of equipment of $0.3 million, which reduced the 2003 net cash used in investing activities.

The decrease in net cash used in investing activities of $1.6 million in 2003 as compared to 2002 resulted primarily from a reduction in 2003 in capital expenditures of $1.3 million as well as the receipt of $0.3 million in proceeds in 2003 from the sale of equipment. The decrease in 2003 capital expenditures was primarily attributable to the build-out of a new lab in 2002 related to our custom oligonucleotide operations, which involved significant expenditures.

Financing activities Net cash used in financing activities increased $0.2 million in 2004 compared to 2003.  Our financing activities consisted of purchases of our common stock under our stock repurchase program, which were partially offset by proceeds received from the exercise of stock options and the purchase of shares under our employee stock purchase plan.  As we generated increased operating cash flow in 2004 compared to 2003, we increased the amount of our stock repurchases by $0.6 million.  This was partially offset by an increase of $0.4 million from cash received from stock option exercises and purchases under the employee stock purchase plan.  In 2003, net cash used in financing activities decreased $1.9 million from 2002.  The reduced net financing outflows were primarily due to a decrease in stock repurchases of $1.1 million as well as an increase from cash received from stock option exercises and purchases under the employee stock purchase plan of $0.8 million.  The modification of terms of the warrant agreement that resulted in a dividend, similar to a dividend on a preferred equity security, is a non-cash transaction and as such has no impact on the balance sheet, statement of stockholders’ equity or cash flows.”

As described above, in addressing the Staff’s comments and to complete the Company’s restatement of its financial statements and related information, on June 28, 2005 the Company filed its Form 10-K/A Amendment No. 2 for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings and (3) the Company may not assert the

Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call Alan Edrick, Executive Vice President and Chief Financial Officer of the Company, at 805-383-5249 or me at (650) 813-5138 or (310) 284-6110 if you require additional information or clarification of the Company’s responses.

Sincerely,

Mark J. Mihanovic